Form 10-K, Exhibit 13
period 1998-12-31
TRIANGLE BANCORP INC
filed 1999-03-24
CIK 885576

[PHOTO OF TRIANGLE BANK LOGO APPEARS HERE]


                         PERFORMANCE, LOCATION, SERVICE


                             Triangle Bancorp, Inc.
                               1998 Annual Report

           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

               1994      1995      1996      1997      1998
               ----      ----      ----      ----      ----
               $1.2      $1.4      $1.6      $2.0      $2.1

                                  TOTAL ASSETS
                                  (in billions)


                         COMPOUNDED ANNUAL GROWTH RATE:
                                     15.47%

                             Triangle Bancorp, Inc.

 Performance, location, and service. These are critical elements of success as the nation's financial services companies confront challenges presented by one of the most profound periods of change in the history of the industry. The winners will be those that perform superbly, are strategically located, and have the mix of products and services businesses and consumers require.


           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Actual                   $7.2      $12.5    $14.8     $19.5     $21.9
Without nonrecurring     $7.8      $14.2    $15.6     $19.9     $24.5

                                   NET INCOME
                                  (in millions)

                         COMPOUNDED ANNUAL GROWTH RATE:
                                32.08% (actual)

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                       1998        1997       1996       1995        1994
                                       ----        ----       ----       ----        ----
SUMMARY OF OPERATIONS
  (IN THOUSANDS)
Net interest income                 $  74,630   $  68,390  $  58,058   $  50,423  $  43,619
Provision for loan losses               5,115       5,121      2,515          31      1,008
Noninterest income                     18,456      16,922     12,969      11,656      9,383
Noninterest expense                    54,896      50,125     44,876      43,072     41,071
Provision for income taxes             11,217      10,540      8,840       6,460      3,740
Net income                          $  21,858   $  19,526  $  14,796   $  12,516  $   7,183

PER SHARE DATA (1)
Basic earnings per share             $   0.87    $   0.79   $   0.62    $   0.52   $   0.31
Diluted earnings per share               0.84        0.76       0.60        0.51       0.30
Closing share price                     15.81       23.59      10.92        9.50       6.67
Book value                               6.47        6.14       5.66        5.30       4.61
Cash dividends                           0.32        0.25       0.18        0.11       0.05

SELECTED RATIOS
Return on average assets                 1.09%       1.11%      0.97%       0.99%      0.63%
Return on average equity                13.69%      13.38%     11.30%      10.58%      6.64%
Shareholders' equity to total assets     7.68%       7.56%      8.53%       9.19%      9.12%

AT PERIOD END (IN THOUSANDS)
Loans, net                         $1,363,553  $1,273,139 $1,006,287   $ 839,660  $ 690,747
Securities available for sale         482,155     446,363    328,008     280,835    190,036
Securities held to maturity            81,138     100,666    104,873      97,409    183,792
Total assets                        2,123,084   2,015,637  1,598,753   1,384,135  1,194,286
Total deposits                      1,625,898   1,550,240  1,344,803   1,137,847  1,000,472
Advances from the FHLB                130,300     205,300     59,800      59,500     40,500
Corporation-obligated mandatorily
  redeemable capital securities        19,952      19,951         --          --         --
Shareholders' equity                  163,027     152,471    136,403     127,259    108,874

AVERAGE BALANCES (IN THOUSANDS)
Loans, net                         $1,303,000  $1,155,562  $ 938,224   $ 768,638  $ 654,670
Total assets                        2,009,754   1,758,148  1,528,728   1,263,337  1,136,049
Total demand deposits                 200,135     169,220    149,022     132,235    108,546
Total interest bearing deposits     1,382,982   1,270,693  1,120,851     937,471    853,042
Other borrowings                      215,985     130,199    103,093      73,512     45,549
Corporation-obligated mandatorily
  redeemable capital securities        19,952      11,588         --          --         --
Shareholders' equity                  159,621     145,950    130,939     118,272    108,226


(1) The per share information presented has been adjusted to give effect to a three-for-two stock split effected in the form of a 50% stock dividend which was paid on June 30, 1998 to shareholders of record on June 15, 1998.

                     Triangle Bancorp, Inc. and Subsidiaries

                  [PHOTO OF MICHAEL S. PATTERSON APPEARS HERE]

       "AS WE LOOK TO THE FUTURE, WE ARE EXCITED ABOUT THE PROSPECTS FOR
                        CONTINUED SUPERIOR PERFORMANCE."

MICHAEL S. PATTERSON    CHAIRMAN, PRESIDENT AND CEO   TRIANGLE BANCORP, INC.



           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Actual                   $0.30     $0.51    $0.60     $0.76     $0.84
Without nonrecurring     $0.33     $0.58    $0.63     $0.78     $0.95

                           DILUTED EARNINGS PER SHARE

                         Compounded Annual Growth Rate:
                                29.30% (actual)

                               TO OUR SHAREHOLDERS

It is a pleasure to present the 1998 operating results for Triangle Bancorp ("Triangle"). It was a year in which we continued to produce excellent financial results, while successfully integrating two strategic acquisitions that solidified our position as the eighth largest bank holding company in North Carolina. Triangle now serves forty-six North Carolina communities with seventy-two banking offices from Charlotte in the west to Morehead City in the east.
        For the year ended 1998, we reported record recurring earnings of $24.5 million compared to $19.9 million in 1997, an increase of 23%. Diluted recurring earnings per share for the year were $.95 compared to $.78 for the same period in 1997, an increase of 22%. Return on average assets and return on average shareholders' equity for the year, without nonrecurring items, were 1.22% and 15.36% respectively, compared to 1.13% and 13.66% for 1997. Nonrecurring items in 1998 included merger expenses related to the acquisitions of Guaranty State Bank and United Federal Savings Bank ("United Federal"). For 1997, nonrecurring items represented merger-related expenses and a one-time gain on the sale of branch offices.
        Including nonrecurring items, we reported net income of $21.9 million in 1998 compared to $19.5 million for 1997, an increase of 12%. Diluted earnings per share increased by 11% to $.84 from $.76. Return on average assets and return on average shareholders' equity for 1998 were 1.09% and 13.69% respectively, compared to 1.11% and 13.38% for 1997.
        Following a year of dramatic growth in 1997, Triangle's stock price experienced a decline in 1998. However, for the 24 months ended December 31, 1998, the price of our stock increased 45%. The compounded growth rate for a share of Triangle Bancorp stock over the five years ended December 31, 1998 was 26%, resulting in a total return during this period of 222%. During 1998, the board of directors increased the annual cash dividend declared to $.35 per share from $.30 per share in 1997, an increase of 17%. We paid out $8.3 million in cash dividends or 34% of recurring net income to our shareholders in 1998, compared to $6.2 million or 31% of recurring net income in 1997. On June 30, 1998, we issued a 50% stock dividend to share holders of record as of June 15, 1998, resulting in approximately 7.2 million additional shares being issued. At year end December 31, 1998, the Company had approximately 25.2 million shares outstanding.
        During 1998, we completed two strategic acquisitions which added approximately $400 million in assets to our Company. As a result of these acquisitions and internal growth, we reported total assets of $2.1 billion at year-end, compared to $1.6 billion at year-end 1997 on an "as reported" basis. In April, the acquisition of Guaranty State Bank in Durham added approximately $100 million in assets and $89 million in deposits. In Durham County, it elevated Triangle Bank from 18th to 6th in deposit market share and increased our number of banking

                     Triangle Bancorp, Inc. and Subsidiaries
offices from one to five. In September, we acquired Rocky Mount-based United Federal with thirteen offices, approximately $300 million in assets, and a total of $226 million in deposits. From this transaction, in the Rocky Mount/Nash/Edgecombe County Metropolitan Statistical Area (MSA), we added $113 million in deposits and improved our market share to 16.4% from 8.6%. Overall, these two transactions allowed us to increase our percentage of total deposits in MSAs from 69% to 72% based on June 30, 1997 data.
        Other initiatives undertaken in 1998 to position Triangle for continued growth included a new 20,000 square foot operations and data processing center, allowing us to more effectively serve our rapidly expanding customer base. During the second quarter, we completed the installation of a new mainframe computer system that will enable us to double our size without incurring a major expenditure for the expansion of computing capacity.
        Our customers have a broad range of choices with regards to where they go for financial services, and we must continue to earn their business every day. To do this, we must have well-trained and motivated associates who deliver quality products and services. In 1998, we expanded training programs as part of our efforts to continually improve our associates' ability to deliver the highest possible level of service. Over 260 associates were trained in the consultative sales process to ensure our customers are offered the opportunity to take advantage of all the products and services we offer. An internal commercial loan officer development program was implemented, ensuring "added value" is something our commercial customers will always receive.
        As we look to the future, we are fully aware of the vast changes taking place in the financial services industry. We are confident a solid platform has been established on which to build our future. Business customers have access to PC banking, and we will introduce a new online banking product that will be accessed through our site on the World Wide Web for both retail and commercial customers in 1999. Through our subsidiary, Triangle Investment Services, our customers have the ability to purchase stocks, mutual funds, bonds and annuities. Our government lending division, which specializes in assisting small business customers with government guaranteed loan programs, continues to experience exceptional growth. We were the number one originator of Small Business Administration (SBA) loans among all North Carolina banks in terms of dollars loaned, and number two in total loans made for the SBA fiscal year ended June 30, 1998. Our goal is to be number one in both categories. Coastal Leasing, our wholly-owned subsidiary, which was acquired in October 1997, performed well in 1998. The integration of its services into our company and the synergy this line of business has for small business customers has proven to be successful.
        During 1998, we increased recurring noninterest income by 24% to $18.5 million from $14.9 million. This income component, which represented 20% of our total revenue in 1998 compared to 18% just two years ago, is a major area of focus. Our goal is to increase noninterest income to 25% of total revenue over the next two years. In addition to areas already mentioned, a major component of noninterest income growth is projected to come from

                     Triangle Bancorp, Inc. and Subsidiaries

                                      [PHOTO APPEARS ON TOP RIGHT SIDE OF PAGE:]

                                                 EXECUTIVE MANAGEMENT

                                           Left to right: Steven R. Ogburn,
                                           Edward O. Wessell, Debra L. Lee
                                                and Robert E. Branch


residential mortgage lending, as a result of the expertise we acquired in the United Federal acquisition. This line of business has excellent noninterest income growth potential for a Company our size, and we believe it will be a significant contributor to our revenue growth in the future.
        We have reached a critical mass, giving us the ability to achieve substantive asset growth internally without being as dependent on bank acquisitions for asset growth or financial performance. However, this does not mean we will not seek new opportunities to grow and diversify the Company. We will examine the potential for adding synergistic lines of business during 1999, which will allow us to increase noninterest income while providing new financial services for customers. We will continue to look for strategic community bank acquisitions in markets which offer superior growth opportunities. However, our primary focus in 1999 will be to grow internally. We believe there is a great opportunity to improve our earnings by increasing the number of products and services our current customers utilize. Our associates are better trained than ever and will be focused on providing the highest quality service and products to our customers. This is still a "people business." We are confident this approach of becoming better at what we do and how we do it will translate into more growth, more profit and therefore enhanced shareholder value.
        We are gratified by the results we have achieved for our shareholders, our customers, and our associates as we begin our second decade of service. It is with deep appreciation that I thank our associates for their outstanding contributions which have allowed us to position ourselves so well for the future. I would like to thank our directors for their diligent work and offer a special word of gratitude to three members who retired in 1998. Syd W. Dunn of Greenville and J.L. Maxwell Jr. of Goldsboro served our company with distinction since December 1993, when they joined our board as part of the New East Bancorp acquisition. Cy N. Bahakel of Charlotte joined Triangle's board in October 1997 as a result of the acquisition of Bank of Mecklenburg, where he served as chairman of the board. Their advice and counsel will be missed. We hope you will join us for our annual shareholders meeting to be held at the North Raleigh Hilton on Tuesday, April 27, 1999. And, as always, we welcome any comments you may have concerning the performance of the Company.

Sincerely,


/s/ Michael S. Patterson
Michael S. Patterson
Chairman, President and CEO

                     Triangle Bancorp, Inc. and Subsidiaries

           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Actual                   $0.63     $0.99    $0.97     $1.11     $1.09
Without nonrecurring     $0.68     $1.12    $1.02     $1.13     $1.22

                            RETURN ON AVERAGE ASSETS

   "TRIANGLE BANK HAS POSITIONED ITSELF THROUGH INTERNAL AND EXTERNAL GROWTH
          TO BE THE PREMIER COMMUNITY BANK IN CENTRAL NORTH CAROLINA."

              CARY A. MORRIS; VERNON C. PLACK, CFA; HOLLY M. CLARK
                    SCOTT & STRINGFELLOW, INC. OCTOBER, 1998


           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Actual                   $6.6      $10.6    $11.3     $13.4     $13.7
Without nonrecurring     $7.2      $12.0    $11.9     $13.7     $15.4

                            RETURN ON AVERAGE EQUITY

                        A FRANCHISE THAT KEEPS DELIVERING

Performance, location, and service. These are critical elements of success as the nation's financial services companies confront challenges presented by one of the most profound periods of change in the history of the industry. The winners will be those that perform superbly, are strategically located, and have the mix of products and services that businesses and consumers require.
        Just over a decade ago, Triangle Bank was little more than an idea in the minds of a group of forward-thinking business people. Today, Triangle Bancorp and its Triangle Bank, Bank of Mecklenburg, and Coastal Leasing subsidiaries constitute a highly valued and respected financial services franchise. The company's success in fostering healthy internal growth while simultaneously implementing an aggressive strategy of acquisitions and product diversification places the franchise on solid footing to continue delivering superb rewards for customers, shareholders, and employees.
        Challenges confront Triangle and the entire industry. But for those companies that are ready, these challenges represent opportunities: Customers, whether commercial or retail, are looking for a single stop for all of their financial needs. Market forces are putting pressure on areas of profitability that once were a given in banking, and management must find new ways to maintain revenue growth. Stern competition requires that all employees adapt to a new culture in which they better understand their customers' financial needs and fulfill them. Technology is advancing rapidly, and companies must fulfill ever-changing customer demands for new products, as well as for new service delivery channels. Analysts and investors, in the wake of a period of intense merger activity throughout the financial services industry, are looking increasingly at a company's ability to grow its existing franchise while at the same time achieving superior earnings per share growth.
        Triangle Bancorp ("Triangle") is ready to embrace these challenges and turn them into opportunities. The company is competing successfully against financial institutions of all sizes. And people are noticing. The financial community judges Triangle Bancorp a superb performer in one of the nation's most vibrant growth markets at a time of great opportunity.
        In other words: Performance, location, and service.

            The Triangle franchise is solid, and it's ready for new opportunities.

                     Triangle Bancorp, Inc. and Subsidiaries

           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Noninterest Income       $44       $50       $58       $68       $75
Net Interest Income      $ 9       $12       $12       $15       $18


                                 REVENUE GROWTH
                    (in millions, without nonrecurring items)

                         COMPOUNDED ANNUAL GROWTH RATES:
                       NONINTEREST: 18%; NET INTEREST: 14%
                                  COMBINED: 15%

  "TRIANGLE IS MORE THAN JUST A CONSOLIDATOR - THEY HAVEN'T LET DEALS DISTRACT
                      THEM FROM FUNDAMENTAL PERFORMANCE."

R. HAROLD SCHROEDER, PETER KUPER   KEEFE, BRUYETTE & WOODS, INC.  OCTOBER, 1998



           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                         1994      1995      1996      1997      1998
                         ----      ----      ----      ----      ----
Actual                  $77.5     $69.4     $63.2     $58.8     $59.0
Without nonrecurring    $75.8     $65.2     $61.1     $57.0     $54.3

                                EFFICIENCY RATIO

                                   PERFORMANCE

                         Proving That Performance Counts

Triangle's growth has been dramatic. The company was launched as a state-chartered community bank in 1988 and grew to $129 million in assets at the end of 1991. Beginning with the 1991 merger of Enterprise Bank, Triangle has acquired 10 banks, 17 branches of competing companies, and a full-service leasing concern, and expanded its asset base to $2.1 billion. Now the eighth largest banking firm in one of the nation's most competitive banking states, Triangle has become, in the words of one financial analyst, "big enough to appear on the radar screen." More to the point, Triangle is achieving its mission of building a superior super-community bank that delivers excellent customer service while optimizing shareholder value.
        The proof is in the performance, as measured by key financial indicators. From 1994 through the end of 1998, Triangle's earnings per share have grown at a compounded annual rate of 29%; net income has grown by 32%; and dividends paid to Triangle Bancorp shareholders have grown at a compounded annual rate of 63%. Indicators of quality performance have attracted the attention of the analyst community: Net charge-offs to loans improved to 0.25% in 1998 compared to 0.29% in 1997, while the ratio of loan loss reserves to total loans increased to 1.42% compared to 1.38% at the same time one year ago.
        This illustrates that Triangle's managers and associates have not taken their eyes off the importance of fundamentally sound performance -- in other words, keen attention to growing revenues through quality lending and fee generation while holding expenses in check. As one analyst put it, "Triangle has maintained its focus on successfully integrating ... companies without losing sight of earnings or asset quality." In fact, 21% of the company's growth over the past four years has been internal -- an important factor to keep in mind when judging future performance. For the year 1998, Triangle grew interest income by 11% and noninterest income by 24% while delivering an efficiency ratio of 54%, based on recurring earnings, compared to 60.4% on average recorded by peer banks.
        The company's lending portfolio has grown at a 19% compounded annual rate between 1994 and 1998. Again, the proof is in the performance: Noninterest income for the Government Guaranteed Lending Department more than doubled in 1998. Triangle expanded this service in 1998 by opening an office in South Carolina, and a new office will open in Virginia this year. Since its acquisition in late 1997, the company's Coastal Leasing subsidiary has doubled its assets from $14 million to $28 million at the end of 1998.
        Growth of such internal capabilities begets other positive indicators of performance: The company's noninterest income has grown at a rate of 18% annually from 1994 through 1998 and now represents 20% of Triangle's total revenues.

                     Triangle Bancorp, Inc. and Subsidiaries

           [PIE CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]


                                   MSAs - 72%

                                 TOTAL DEPOSITS

Of the Total Deposits held by Triangle Bank and Bank of Mecklenburg, 72% are in metropolitan statistical areas (MSAs). MSAs are urbanized areas, cities with 50,000 people or more or a total metropolitan population of 100,000 or more, as identified by the U.S. Office of Management and Budget.

           "THIS IS A CONSERVATIVE MANAGEMENT TEAM THAT IS OPERATING
                     IN VIBRANT MARKETS IN NORTH CAROLINA."

   EDWARD R. NAJARIAN, KENNETH B. LEVY    WHEAT FIRST UNION   OCTOBER, 1998


    [MAP OF NORTH CAROLINA APPEARS HERE DEPICTING BANKING CENTER LOCATIONS.]

            Triangle Bank: 69 offices   Bank of Mecklenburg: 3 offices

                            BANKING CENTER LOCATIONS

                                    LOCATION

                        THE RIGHT PLACE AT THE RIGHT TIME

Triangle has focused on building its franchise in local areas that have growth opportunities and strong economies, and the company's footprint is now firmly planted in one of the most vibrant states in the nation for economic development. North Carolina grew at a rate of 12% from 1990 to 1997, and current estimates project an 8% rate of population growth and continued economic expansion through 2002. Already the South's third-most populous state, North Carolina is a superb location to be doing business -- and Triangle Bancorp has established its strength in some of the state's most appealing regions.
        The company has a strong presence throughout eastern North Carolina with impressive market shares of 12% in Rocky Mount, 7.1% in Goldsboro, and 6.1% in Greenville. Triangle's footprint in Rocky Mount is particularly significant. A total of 2% of the state's population resides in the Rocky Mount market. Triangle is second in market share in Rocky Mount, and the next closest banking competitor has less than half of Triangle's share.
        The company's 72 banking offices and three leasing offices are distributed throughout metropolitan and rural areas. But 72% of deposits are concentrated in metropolitan statistical areas (MSAs), including the strategically important Bank of Mecklenburg presence in the dynamic Charlotte market. This is significant for future growth since commercial activity tends to be greater in MSAs. The rural operations are strategically important in that they produce a higher percentage of noninterest-bearing deposits that help the company reduce its funding cost.

                     Triangle Bancorp, Inc. and Subsidiaries

              [PHOTOGRAPH OF TRIANGLE BANK'S WEBSITE APPEARS HERE]


"WE BELIEVE THAT THE ACQUISITION STRATEGY FOLLOWED BY TRIANGLE IS BENEFICIAL TO
    SHAREHOLDERS AND PROVIDES THE LOCAL COMMUNITIES THE BEST OF BOTH WORLDS:
PERSONAL SERVICE TYPICAL OF COMMUNITY BANKS AND PRODUCTS AND SERVICES COMPARABLE
                           TO LARGER REGIONAL BANKS."

              CARY A. MORRIS; VERNON C. PLACK, CFA; HOLLY M. CLARK
                    SCOTT & STRINGFELLOW, INC. OCTOBER, 1998

         [PHOTOGRAPH OF INKPEN WITH TRIANGLE BANK'S LOGO APPEARS HERE]

                                     SERVICE

                        FULFILLING THE NEEDS OF CUSTOMERS

Businesses and retail consumers in all of the communities served by Triangle are, in growing numbers, learning the company can deliver on its mission of providing personalized service typical of community banks and products and services comparable to larger banks.
        Throughout Triangle's service area, from Raleigh to Rocky Mount... from Wilson to Wilmington... from Durham to Dunn... and beyond, business and retail customers are increasingly choosing Triangle for all of their financial needs.
        Small businesses of all descriptions, from retail stores to motels to restaurants to industrial plants, are coming to Triangle for their banking needs. The Small Business Administration (SBA) has recognized Triangle as a Preferred Lender, which allows the company to approve transactions without sending loan packages to the SBA for approval. Triangle delivered by approving $12 million worth of SBA-backed loans during 1998. Triangle helps in rural areas with the U.S. Department of Agriculture's Business and Industry (B&I) lending program. Triangle approved $6 million worth of B&I loans during 1998. The $18 million in total loan production was triple the $5 million loaned in 1997, and the goal for 1999 is $30 million.
        Some business owners may prefer the option of leasing, and Triangle is ready to deliver through its Coastal Leasing subsidiary. Business customers often find that leasing is an attractive alternative to purchasing such items as computer or telephone equipment, new machinery, and even furniture because of tax advantages and the fact that a down payment is not required. Coastal Leasing is headquartered in Greenville, NC and has offices in Wilmington, Charlotte, Raleigh, Greenville, and Tidewater Virginia.
        Business customers can go to any Triangle branch to access the company's small business lending programs and the leasing services offered by Coastal. And, they can always choose from a wide array of checking and investment accounts, in addition to cash management services.
        Retail customers almost can design their checking and savings plans. Options vary from high balance/high interest rate relationship accounts to low service charge selections. Whether they're looking for safety, liquidity, a long-term investment, or a good return on their funds, customers can be served at Triangle. And, with the expertise brought on board in the United Federal acquisition in 1998, Triangle has strengthened its capabilities in mortgage loan origination and servicing. In 1999, among other plans in the works, Triangle will begin offering online banking services to retail customers.
        Finally, investors need look no further than the brokers and financial advisors at Triangle Investment Services, which offers full securities services including stocks, bonds, mutual funds, and annuities.

    WITH A SALES FORCE "READY TO DELIVER," CUSTOMERS' FINANCIAL NEEDS ARE MET AT TRIANGLE.

                     Triangle Bancorp, Inc. and Subsidiaries

           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

               1994      1995      1996      1997      1998
               ----      ----      ----      ----      ----
               $0.3      $1.8      $3.3      $5.0      $7.6

Per Share:     $.05      .13       .22       .30       .35

                                DIVIDENDS PAID TO
                              TRIANGLE SHAREHOLDERS

     (in millions, declared by Triangle without affect to acquired entities)


               "WE BELIEVE TRIANGLE'S STOCK HAS UPSIDE POTENTIAL.
                    WE REITERATE OUR LONG-TERM BUY RATING."

                   JOHN B. MOORE, JR., MARGUERITE S. BAUDOIN

                     INTERSTATE/JOHNSON LANE  JANUARY, 1999


               1994      1995      1996      1997      1998
               ----      ----      ----      ----      ----
              $6.67     $9.50     $10.92    $23.59    $15.81

                              YEAR END STOCK PRICE

                         COMPOUNDED ANNUAL GROWTH RATE:

                                     24.10%

                           READY FOR NEW OPPORTUNITIES

Triangle Bancorp enters this period of enormous change in banking fully equipped to meet the challenges brought on by the company's competitors. Transforming the challenges into opportunities will separate the winners from the losers, and Triangle is ready.
        The company has a solid customer base in attractive growth regions of the state, and Triangle's full complement of employees will be key in assuring that the company succeeds in diversifying earnings through ongoing cross-selling efforts. Triangle has the capability to track sales performance by individual and by product so this data can be mined effectively for cross-selling opportunities. And an ongoing sales training program is being supervised by a consulting firm to assure that the company's efforts in this area continue to expand.
        Given the growth of the areas served by the company during a time of economic confidence, Triangle Bancorp has succeeded in the mission of building a superior banking company with the primary focus of delivering excellent customer service, optimizing shareholder value, and providing career opportunities for employees.
        The company's acquisition strategy has served Triangle well in establishing a solid base of customers and impressive market shares -- a solid franchise on which the company will build for the future. This foundation will be leveraged as the company remains focused on its goal of delivering 8-12% annual asset growth and a return on equity of 15-18%.


            THE TRIANGLE FRANCHISE IS SOLID, AND IT'S READY FOR NEW
OPPORTUNITIES.



     "We believe the Triangle franchise has value for three simple reasons:

      o The company is efficiently managed, enabling consistent and strong EPS growth.

         o Above-average growth prospects are realistic, given expanded product offerings and 15% historic internal loan growth.

     o The company is geographically well positioned in desirable markets."

  R. Harold Schroeder, Peter Kuper  Keefe, Bruyette & Woods, Inc. October, 1998

                     Triangle Bancorp, Inc. and Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW
The purpose of the following discussion is to provide the reader with a concise understanding of the performance and financial condition of Triangle Bancorp, Inc. (the "Company"). The Company is a multibank holding company incorporated in November 1991 under the laws of the State of North Carolina, with four wholly owned subsidiaries, Triangle Bank ("Triangle"), Bank of Mecklenburg ("Mecklenburg") (collectively, the "Banks"), Coastal Leasing LLC ("Coastal") and Triangle Capital Trust. A more detailed analysis is contained in the Company's 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

           [LINE CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

                    1994      1995      1996      1997      1998
                    ----      ----      ----      ----      ----
     Assets         $323      $795      $971     $1,605    $2,123
     Deposits        280       662       848      1,192     1,626
     Loans           221       538       640        943     1,364

                                  GROWTH TRENDS
                     (in millions, on an as reported basis)


                                   HIGHLIGHTS
During 1998, the Company continued to grow both internally and through acquisitions. In the second quarter, the Company acquired Guaranty State Bancorp ("Guaranty"). Guaranty had $103 million in assets and four branch locations in Durham, North Carolina. During the third quarter, the Company acquired United Federal Savings Bank ("United Federal"). United Federal, headquartered in Rocky Mount, North Carolina, had $302 million in total assets and added eight branches to the Company.
    These two acquisitions expanded the Company's presence in two metropolitan statistical areas and the Company entered four new communities. United Federal brought an established mortgage origination business as well as a mortgage servicing portfolio to the Company.
    Both 1998 mergers were accounted for as a pooling-of-interests and therefore all prior period financial information has been restated to include Guaranty and United Federal.
    Recurring net income for the year ended December 31, 1998 was $24.5 million, an increase of $4.6 million, or 23%, over the prior year. Recurring diluted earnings per share grew 22% to $.95 for the year ended December 31, 1998 from $.78 for the year ended December 31, 1997. The return on average assets was 1.22% versus 1.13% and the return on average equity was 15.36% versus 13.66% for the years ended December 31, 1998 and 1997, respectively.
    Including nonrecurring merger expenses and the 1997 gain on sold branches, net income for the year ended December 31, 1998 was $21.9 million, an increase of 12% over the $19.5 million earned in the prior year. Diluted earnings per share grew 11% to $.84 for the year ended December 31, 1998 from $.76 for the year ended December 31, 1997. The return on average assets was 1.09% versus 1.11% and the return on average equity was 13.69% versus 13.38% for the years ended December 31, 1998 and 1997, respectively.

                     Triangle Bancorp, Inc. and Subsidiaries

                                EARNINGS ANALYSIS
                               Net Interest Income
Net interest income, the principal source of the Company's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the total interest cost of the funds obtained to carry them (primarily deposits and other borrowings). The volume, rate and mix of both earning assets and related funding sources determine net interest income.
    1998 VERSUS 1997 Net interest income, stated on a taxable equivalent basis, increased to $78.6 million for 1998 from $71.2 million for 1997. The net interest margin declined to 4.24% for the year ended December 31, 1998 versus 4.36% for 1997.
    The yield on earning assets was 8.49% for the year ended December 31, 1998 versus 8.63% for the prior year. An increase in the volume of earning assets of $219 million more than offset this decrease in yield resulting in a net increase of $16.4 million in interest income. The cost of interest bearing liabilities decreased as well to 4.86% from 4.94%, however, as with the earning assets, the volume increases resulted in more expense for 1998 when compared with 1997.
    1997 VERSUS 1996 For 1997, the Company's taxable equivalent net interest income was $71.2 million compared to $59.9 million in 1996. The net interest margin increased to 4.36% in 1997 from 4.23% in 1996.
    The yield on earning assets increased to 8.63% in 1997 over 8.45% in 1996 due primarily to a shift in the mix of earning assets with the loan portfolio, the highest yielding asset, comprising 70.81% of earning assets in 1997 VERSUS 66.23% in 1996. Costing liabilities increased to 4.94% in 1997 from 4.88% in 1996 primarily due to the increased cost of other borrowings during 1997, including the trust preferred securities issued in June 1997.

                       Provision for Loan and Lease Losses
1998 VERSUS 1997 The provision for loan and lease losses was $5.1 million for both 1998 and 1997. Net charge-offs in both 1998 and 1997 were $3.3 million or
 .25% and .29%, respectively, of average loans. The Company continued to maintain adequate levels of coverage for nonperforming assets as well as general reserves for the portfolio as described further in the "Loans and Leases" section below.
    1997 VERSUS 1996 The 1997 provision for loan losses of $5.1 million was significantly higher than the 1996 provision of $2.5 million due to loan growth and increased charge-offs in 1997. Net charge-offs were $3.3 million or .29% of average loans in 1997 versus $1.3 million or .14% of average loans in 1996. The Company's loan loss reserve calculation continued to show adequate reserve levels in 1997.

                               Noninterest Income
1998 VERSUS 1997 Noninterest income for 1998 was $18.5 million versus $14.9 million in recurring noninterest income for 1997, a 24% increase. In 1997, the Company realized a nonrecurring $2 million gain on the sale of approximately $25 million in deposits. Including this 1997 gain, noninterest income was up 9.5 % in 1998.
    Service charges on deposit accounts increased 16% in 1998 compared to 1997. This is due both to increases in fees charged and numbers of accounts. The number of accounts increased due to internal growth as well as the acquisition of ten branch offices, and their related deposit and loan accounts, from BB&T in August 1997 ("1997 Branch Acquisition"). Other commissions and fees increased significantly to $3.7 million versus $2.6 million in 1997. A significant portion of this increase, $526,000, relates to the mortgage refinancing that occurred in 1998 due to the low interest rate environment. Other increases in 1998 over 1997 were seen in upcharges, ATM and debit card usage fees, credit card merchant income and insurance commissions.
    In 1998, the Company experienced substantial growth in its government lending unit with gains on sales of government loans increasing to $1,028,000 from $338,000 in 1997. The Company also experienced an increase of $213,000 in gains on the sale of mortgage loans in 1998 over the 1997 levels. Mortgage servicing income decreased in 1998 compared to 1997 because of increased amortization relating to accelerated mortgage prepayments in 1998.
    Net gains on securities sales increased 20% over 1997 amounts to $1.7 million. However, this increase was offset somewhat by Mecklenburg discontinuing its trading account in late 1997 that realized $681,000 in gains during 1997 compared to no trading gains in 1998.
    Other operating income increased in 1998 due to increases in rental income on subleased facilities as well as a gain on sale of fixed assets of $200,000 in 1998 versus a loss of $90,000 in 1997. An additional increase in other

                     Triangle Bancorp, Inc. and Subsidiaries
operating income was $374,000 from an investment of approximately $20 million in bank owned life insurance purchased by Triangle in the third quarter of 1998.
    1997 VERSUS 1996 Recurring noninterest income increased to $14.9 million in 1997 from $12.4 million in 1996, an increase of 20%. Nonrecurring gains of $2 million on sales of deposits were realized in 1997 compared to $558,000 in 1996. Including these items, noninterest income increased 30% in 1997 over 1996.
    The primary source of increased revenues in 1997 was service charges on deposit accounts. Net gains on sales of securities were higher in 1997 compared to 1996 by $247,000. As discussed above, the trading account had $681,000 in gains in 1997 but this was not applicable to 1996 as Mecklenburg held no trading assets in 1996.
    Other operating income also increased in 1997 over 1996 amounts by $582,000. This increase was primarily in rental income received from subleasing facilities during 1997, as well as losses on fixed assets disposals in 1996 of $223,000 compared to losses of $90,000 in 1997.

                               Noninterest Expense
1998 VERSUS 1997 Recurring noninterest expenses were $50.5 million for 1998, an increase of 6% from $47.5 million for 1997. Amortization of intangibles during 1998 was higher than 1997 because the deposit premium related to the 1997 Branch Acquisition had only 5 months of amortization in 1997 and a full year in 1998. Also related to the 1997 Branch Acquisition, as well as the completion of a new Operations Center in February 1998, was an increase in occupancy, furniture and equipment, and telephone expenses for the year ended December 31, 1998 compared to 1997. Decreases were seen in professional fees, advertising and office expenses in 1998 when compared to 1997 due to efficiencies achieved from the acquisitions in late 1997 of Bank of Mecklenburg and Coastal Leasing and the 1998 acquisitions of Guaranty and United Federal. Salaries and benefits remained flat in 1998 compared to 1997 due to the mergers described above.
    Nonrecurring 1998 expenses were $4.4 million compared to $2.7 million in 1997. The 1998 items relate to the acquisitions of Guaranty and United Federal. In 1997, the amounts relate to the acquisitions of Bank of Mecklenburg, Coastal Leasing and the 1997 Branch Acquisition. These expenses included severance, various professional fees, data conversion fees and other merger related expenses.
    1997 VERSUS 1996 Recurring noninterest expenses of $47.5 million for 1997 increased 10% from $43.1 million for 1996. There was a 6.9% increase in salaries and benefits due to normal merit increases as well as growth of the Company, including the 1997 Branch Acquisition. Amortization expense increased due to the five months of amortization of the deposit premium from the 1997 Branch Acquisition. Legal and professional fees were up, due to general corporate litigation as well as an increase in outside consulting services.
    Nonrecurring expenses in 1997 were $2.7 million compared to $1.8 million in 1996. The 1997 amounts were related to the acquisitions of Bank of Mecklenburg, Coastal Leasing and the 1997 Branch Acquisition. In 1996, the expenses related to the one time special assessment of $1.3 million levied by the Savings Association Insurance Fund ("SAIF") on SAIF assessable deposits held by United Federal. The Company also had 1996 merger expenses associated with the acquisition of Granville United Bank and an acquisition of four branches. Expenses incurred relating to acquisitions included severance, various professional fees, data con-version fees and other merger related expenses.

                                  Income Taxes
The Company's income tax expense for 1998 was approximately 33.9% of income compared to the 1997 rate of approximately 35.0% and the 1996 rate of 37.4%. These levels are less than the expected combined state and federal statutory rates due to tax exempt securities held, which have increased during the last three years, as well as the adjustment of the deferred tax asset to reflect current tax rates.

                             BALANCE SHEET ANALYSIS
The Company's average assets increased to $2.0 billion for the year ended December 31, 1998 compared to $1.758 billion for the year ended December 31, 1997 an increase of 14%. This growth, reflected primarily in the investment and loan portfolios, was funded by deposit growth, borrowings from the Federal Home Loan Bank ("FHLB") and short term borrowings. The growth in investments and FHLB advances reflects Triangle's fourth quarter 1997 implementation of a leveraged investment program which employed a mix of fixed and variable

                     Triangle Bancorp, Inc. and Subsidiaries

FHLB borrowings to purchase 3-5 year average life collateralized mortgage-backed securities. The Company continued to have a strong ratio of average earning assets to total average assets of 92.13% for the year ended December 31, 1998 and 92.83% for the year ended December 31, 1997.
    At year end December 31, 1998, the Company's total assets were $2.1 billion compared to $2 billion for the year ended December 31, 1997. Total equity was $163 million at year end 1998 compared to $152 million at year end 1997.

                                Loans and Leases
The loan and lease portfolio constitutes the Company's largest earning asset. During 1998, average net loans and leases increased by $148 million to $1.3 billion over the 1997 level of $1.155 billion, an increase of 13%. This increase was due to loan demand throughout the year in many of the Company's service areas.
    The components of nonperforming assets are nonaccrual loans, loans 90 days or more past due and other real estate owned ("OREO"). Nonperforming assets at December 31, 1998 were $12.7 million or .92% of gross loans and OREO, an increase over the $9.2 million or .71% of gross loans and OREO at December 31, 1997. The 1998 increase is primarily in other real estate owned and nonaccrual loans while nonperforming loans decreased $300,000. Much of the increase in OREO relates to one property from a former United Federal loan and two properties at Mecklenburg. United Federal also had a $1.9 million loan classified as nonaccrual during 1998 causing much of the increase in nonaccrual loans. Net charge-offs for 1998 were .25% of average loans versus .29% for 1997.
    The classification "nonaccrual" identifies those loans which management recognizes as collection problems, but which have not been identified as losses. Loans are placed on nonaccrual status when payments of interest and/or principal have remained delinquent for a period of 90 days or more or when management's evaluation indicates probable default prior to the 90 day delinquency period, unless the loan is both well secured and in the process of collection. The Company's credit policy does not allow new funds to be committed to borrowers who have loans in nonaccrual status.
    A loan is considered impaired based on current information and events if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are measured for impairment based on the fair value of the collateral. During 1998 and 1997, the Company did not have a significant investment in loans determined to be impaired.
    There are no loans, other than those included in nonperforming assets, that
(i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.
    The adequacy of the allowance for loan and lease losses is monitored by management through an internal loan review process. Among the factors determining the level of the allowance are loan growth, projected net charge-offs, the amount of nonperforming and past due loans and current and anticipated economic conditions.

           [BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

               1994      1995      1996      1997      1998
               ----      ----      ----      ----      ----
               .50%      .15%      .14%      .29%      .25%


                             NET CHARGE-OFFS AS A %
                                OF AVERAGE LOANS

                     Triangle Bancorp, Inc. and Subsidiaries

    The allowance for loan and lease losses at December 31, 1998 was 1.42% of gross loans an increase over the 1.38% in 1997. Given the increase in nonaccruals and OREO discussed above, the allowance for loan and lease losses has decreased to 154% of nonperform ing assets in 1998 compared to 194% in 1997. While nonperforming assets have increased during 1998, based on information currently available to management as described in the previous paragraph, the allowance for loan losses is believed to be adequate. However, future additions to the allowance may be necessary based on changes in economic conditions or the circumstances of individual borrowers which may impact borrowers' ability to repay their loans. The most recent regulatory agency examinations have not noted any material problem loans that had not been previously identified by management; however, examinations in the future may result in regulatory agencies requiring additions to the provision for loan losses based on information available at the time of the examination.

                       Securities, Federal Funds Sold and
                            Interest Bearing Deposits
Average securities, at cost, increased 24% when comparing the average for the year ended December 31, 1998 to the year ended December 31, 1997. This increase reflects the leveraged investment strategy employed during the fourth quarter of 1997.
    At December 31, 1998, the Company had no federal funds sold compared to $4.2 million at December 31, 1997. Interest bearing deposits in banks decreased $33 million to $911,000. In 1997, Mecklenburg had interest bearing deposits at the FHLB as collateral for an advance that has since been repaid resulting in the decrease.
    At December 31, 1998, securities available for sale increased $36 million and securities held to maturity decreased $19.5 million for a net increase of $16.5 million. Collateralized mortgage-backed securities represent approximately 37% of the total securities portfolio, US Treasury and Agency obligations represent approximately 37% of the portfolio and municipal obligations represent approximately 14% of the portfolio. The remaining portfolio is in mortgage-backed securities, FHLB, Federal Home Loan Mortgage Company and Federal Reserve Bank stock.

                                    Deposits
Average deposits grew 10% to $1.583 billion for the year ended December 31, 1998 compared to $1.440 billion for the year ended December 31, 1997. This growth was found in all categories of deposits, with noninterest bearing and time deposits greater than $100,000 showing the most growth.

                                Other Borrowings
At December 31, 1998 the Company had short term debt of $159 million. Short term debt was comprised of $67 million in federal funds purchased, $18.5 in repurchase agreements, $44.7 in reverse repurchase agreements and $28 million in masternotes. At year end December 31, 1997, the Company had $61.5 million in short term debt consisting of $24.8 in federal funds purchased, $20.6 in repurchase agreements and $15.7 million in masternotes.
    Average FHLB advances increased to $150 million for the year ended December 31, 1998 compared to an average of $80 million for the year ended December 31, 1997. The 1998 advances were higher due to the Company's leveraged investment strategy employed in the fourth quarter of 1997.

                                     Capital
The Company's primary source of new capital is retained earnings. Management feels the Company has other funding sources if needed, including the ability to issue additional common stock or debt. In addition, in 1997 the Company issued $20 million in Trust Securities which are classified as Tier 1 regulatory capital by the Company. The adequacy of capital is reviewed regularly, in light of current plans and economic conditions, to ensure that sufficient capital is available for current and future needs, to minimize the Company's cost of capital and to assure compliance with regulatory requirements.
    Current Federal regulations require that the Banks maintain a minimum ratio of total capital to risk weighted assets of 8%, with at least 4% being in the form of Tier I capital, as defined in the regulations. In addition, the Banks must maintain a leverage ratio of 4%. As of December 31, 1998, the Banks' capital exceeded the current capital requirements. The Banks currently expect to continue to exceed these minimums without altering current operations or strategy.
    The Company recognizes the need to balance the retention of sufficient capital to support future growth, meet regulatory requirements and provide shareholders with a current cash return on their investment. As a

                     Triangle Bancorp, Inc. and Subsidiaries
result, for the years ended December 31, 1998 and 1997, cash dividends paid were 38% and 32% of earnings, respectively. Excluding nonrecurring income and expenses, cash dividends of 34% and 31% of earnings were paid for the years ended December 31, 1998 and 1997, respectively.

                 Asset and Liability Management and Market Risk
     The largest component of the Company's earnings is net interest income, which can fluctuate widely when significant interest rate movements occur. Interest rate sensitivity inherent in its lending and deposit taking activities is the Company's market risk. Management has formed an Asset Liability Committee ("ALCO") which is responsible for minimizing the Company's exposure to interest rate risk and assuring an adequate level of liquidity.
    To mitigate the impact of interest rate movements, the balance sheet must be structured so that repricing opportunities exist for both assets and liabilities in generally equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity. Interest rate sensitivity management measures the potential exposure to fluctuating interest rates. The Company's objective in managing interest rate sensitivity is to achieve reasonable stability in the net interest margin and the market value of portfolio equity throughout economic and interest rate cycles by maintaining the proper balance of rate sensitive assets and liabilities. The market value of portfolio equity is the present value of expected cash flows from assets, liabilities and off balance sheet contracts using current market discount rates. The major factors that are used to manage interest rate risk include the mix of fixed and floating interest rates, pricing, and maturity patterns of all asset and liability accounts. ALCO regularly reviews the Company's sensitivity position and evaluates alternative sources and uses of funds.
    The Company's interest sensitivity is monitored using computer simulation programs which analyze the effect of various rate environments on the Company's net interest margin as well as the market value of portfolio equity.
    In modeling the interest sensitivity of the Company's balance sheet, assumptions must be made concerning the repricing of nonmaturing liabilities such as deposit transaction accounts. Management has concluded that the historical experience of the Company and the industry in general provide the best basis for determining the repricing characteristics of these accounts. Accordingly, management places a portion of transaction account balances as repricing immediately and the remainder in the one to five year time period. Assumptions regarding expected cash flows are based on the individual maturities of the Company's securities, loans, deposits and other borrowings.
    The Company has historically monitored its interest sensitivity within an acceptable range in both rising and falling interest rate environments and keeps its exposure to changing rates to a manageable level. In determining if interest rate risk is within an acceptable range, the Company simulates both increases and decreases in rates of 200 basis points over a twelve month period. The Company's policy in measuring interest rate risk on net interest margin is to limit the risk to 5% of net interest margin. With regards to market value of portfolio equity, the Company's policy is not to have volatility of more than 1% of the book value of total assets. As of December 31, 1998, the Company was within both of these policies.
    Periodically, the Company uses off-balance sheet derivative instruments to provide a cost-effective way to manage interest rate sensitivity. At December 31, 1998, Mecklenburg had a $15 million notional amount interest rate floor used to hedge the balance sheet. It is marked to market each month, had a $17,000 value at December 31, 1998 and expires in March, 2000.
    To ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Company must maintain an adequate level of liquidity. Both assets and liabilities provide sources of liquidity. Asset liquidity comes from the Company's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Company's ability to attract deposits and borrow against unencumbered assets. The primary source of liability liquidity is the Company's customer base which provides core deposit growth. The overall liquidity position of the Company is closely monitored and evaluated regularly by ALCO. Management believes the Company's liquidity sources at December 31, 1998 are adequate to meet its operating needs.

                     Triangle Bancorp, Inc. and Subsidiaries

                            EFFECT OF CHANGING PRICES
The results of operations and financial condition presented in this report are based on historical cost information and are unadjusted for the effects of inflation. Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts) the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may be inconsistent. While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect during periods of high inflation. There are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, increases in the price of goods and services generally will result in increased operating expenses. Inflation has not been a significant factor in the Company's operations to date as the inflation rate has been moderate since its inception.

                          IMPACT OF THE YEAR 2000 ISSUE
The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, many automated applications may fail to function properly or may cease to function unless corrected or replaced.
    The Company is a "turnkey" institution; it does not write or develop any of its own computer applications, but instead purchases or licenses its applications from third party vendors. The Company has adopted a plan which calls for the Company's applications to properly process dates in the Year 2000 and beyond by April 30, 1999. As a "turnkey" institution, the Company is in dialogue with all of its vendors as to their preparedness for Year 2000. In addition, the Company has hired an independent consultant to assist in all phases of its Year 2000 Plan.
    The Company has completed its assessment of its existing computer systems and applications (including systems and applications acquired in mergers) and has identified 30 mission critical applications. The Company has begun renovation, validation and implementation of all of its mission critical applications. Renovation for all mission critical applications was substantially completed by December 31, 1998, and renovation for all non-mission critical functions is expected to be completed by March 31, 1999. Validation and implementation of all functions, both mission critical and non-mission critical, is to be completed by April 30, 1999. As validation of a function occurs, the Company develops a contingency plan for each function. As of December 31, 1998, the Company has begun contingency planning for all identified mission critical and non-mission critical functions. The Company also has identified mission critical branches which it is committed to having operational in the event of utility failure. The Company's internal audit department has been auditing and will continue to audit the Company's progress under its Year 2000 plan, and also will conduct independent verification of the Company's Year 2000 contingency planning.
    The Company has budgeted $1,000,000 for the Year 2000 plan, with consultant fees of approximately $50,000 for 1997, $750,000 for 1998 and $200,000 for 1999.
Costs budgeted for hardware, software and customer communications related specifically to the Year 2000 are not significant in 1997, 1998 and 1999 and are anticipated to be less than $100,000 in the aggregate. All of these costs are directly related to the assessment, renovation and validation of the Company's computer applications. All Year 2000 expenses are paid from the Company's operating income. As of December 31, 1998, the Company had spent approximately $40,000 and $614,000 in 1997 and 1998, respectively, on Year 2000 issues. The Company does not expect the costs of this process to be material to its financial condition or results of operations.
    Based on information now available, the Company anticipates its systems will properly process dates in the year 2000 and beyond. The Year 2000 issue has not delayed any of the Company's information technology projects.

                           FORWARD-LOOKING STATEMENTS
The foregoing discussion contains forward-looking statements about the Company's financial condition and results of operations, which are subject to certain risks and uncertainties, that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date

                     Triangle Bancorp, Inc. and Subsidiaries
hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.
    Some factors that may cause actual results to differ materially from these forward-looking statements are the passage of unforeseen legislation or regulation; interest rate changes that reduce margins; the Year 2000 issue not being effectively corrected; and the Company's ability to accurately predict loan loss provision needs using its present loan review process.



                        REPORT OF INDEPENDENT ACCOUNTANTS


                     THE BOARD OF DIRECTORS AND SHAREHOLDERS
                             Triangle Bancorp, Inc.


We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Triangle Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (not presented herein); and in our report dated January 19, 1999, we expressed an unqualified opinion on those consolidated financial statements.
        In our opinion, the information set forth in the accompanying condensed consolidated financial statements, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Raleigh, North Carolina
January 19, 1999

                     Triangle Bancorp, Inc. and Subsidiaries

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997
                        (in thousands, except share data)

                                                                   1998         1997
                                                               -----------------------
ASSETS
Cash and due from banks                                        $   76,624    $  59,938
Federal funds sold                                                     --        4,219
Interest-bearing deposits in banks                                    911       34,195
Securities available for sale                                     482,155      446,363
Securities held to maturity, estimated market
  value $82,790 in 1998 and $101,979 in 1997                       81,138      100,666
Loans, less allowance for loan losses of $19,584 in 1998 and
  $17,797 in 1997                                               1,363,553    1,273,139
Premises and equipment, net                                        40,492       40,281
Interest receivable                                                16,468       15,687
Deferred income taxes                                              10,597        7,695
Intangible assets, net                                             24,207       27,688
Other assets                                                       26,939        5,766
                                                               -----------------------
                                                               $2,123,084   $2,015,637
                                                              ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing demand                                     $ 224,732     $ 199,746
  Interest-bearing demand                                        201,042       192,577
  Savings and money market accounts                              293,652       288,977
  Large denomination certificates of deposit                     217,598       156,536
  Other time                                                     688,874       712,404
                                                               -----------------------
      Total deposits                                           1,625,898     1,550,240

Short-term debt                                                  158,980        61,506
Federal Home Loan Bank of Atlanta advances                       130,300       205,300
Corporation-obligated mandatorily redeemable capital
  securities                                                      19,952        19,951
Custodial accounts for serviced loans                              7,243         5,197
Interest payable                                                   8,292         9,380
Other liabilities                                                  9,392        11,592
                                                               -----------------------
      Total liabilities                                        1,960,057     1,863,166
                                                               -----------------------
Shareholders' equity:
  Common stock; no par value; 50,000,000 shares authorized;
    25,183,597 and 24,839,775 shares issued and
    outstanding in 1998 and 1997, respectively                    86,549        84,886
  Retained earnings                                               80,753        67,217
  Accumulated other comprehensive income (loss)                   (4,275)          368
                                                               -----------------------
      Total shareholders' equity                                 163,027       152,471
                                                               -----------------------
                                                              $2,123,084    $2,015,637
                                                              ========================

                     Triangle Bancorp, Inc. and Subsidiaries

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                        (in thousands, except share data)


                                                                   1998      1997       1996
                                                                ------------------------------
Interest income:
  Loans and fees on loans                                       $121,640   $109,432  $  88,734
  Federal funds sold and securities purchased under resale
    agreements                                                        62        165        306
  Securities                                                      30,148     25,751     27,485
  Deposits with other financial institutions                       1,478      2,755      1,318
                                                                ------------------------------
    Total interest income                                        153,328    138,103    117,843
                                                                ------------------------------
Interest expense:
  Large denomination certificates of deposit                      11,503      8,670      7,894
  Other deposits                                                  53,248     52,688     46,270
  Borrowed funds                                                  13,947      8,355      5,621
                                                                ------------------------------
    Total interest expense                                        78,698     69,713     59,785
                                                                ------------------------------
    Net interest income                                           74,630     68,390     58,058

Provision for loan losses                                          5,115      5,121      2,515
                                                                ------------------------------
    Net interest income after provision for loan losses           69,515     63,269     55,543
                                                                ------------------------------
 Noninterest income:
  Service charges on deposit accounts                              8,306      7,131      6,551
  Other service charges, commissions and fees                      3,669      2,559      2,500
  Mortgage servicing fees net of amortization                        738      1,101      1,266
  Net gain on sales of securities                                  1,671      1,389      1,142
  Net gain on trading account securities                              --        681         --
  Gain on sale of government loans                                 1,028        338         --
  Gain on sale of mortgage loans                                     613        400        312
  Investment commissions and fees                                    783        471        370
  Gain on sale of deposits                                            --      2,000        558
  Other operating income                                           1,648        852        270
                                                                ------------------------------
    Total noninterest income                                      18,456     16,922     12,969
                                                                ------------------------------
 Noninterest expense:
Salaries and employee benefits                                    21,750     22,051     20,623
  Occupancy expense                                                5,006      4,421      3,875
  Equipment expense                                                4,700      3,540      3,140
  Amortization of intangible assets                                3,175      2,180      1,528
  Savings association insurance fund assessment                       --         --      1,316
  Merger expenses                                                  4,373      2,651        494
  Legal and professional fees                                      2,707      3,109      2,320
  Stationery, printing and supplies                                1,576      1,814      1,386
  Other operating expense                                         11,609     10,359     10,194
                                                                ------------------------------
    Total noninterest expense                                     54,896     50,125     44,876
                                                                ------------------------------
    Income before income taxes                                    33,075     30,066     23,636

Income tax expense                                                11,217    10,540       8,840
                                                                ------------------------------

    Net income                                                   $21,858   $ 19,526  $  14,796
                                                                ==============================

    Basic earnings per share                                     $   .87    $   .79  $     .62
                                                                ==============================

    Diluted earnings per share                                   $   .84    $   .76  $     .60
                                                                ==============================

                     Triangle Bancorp, Inc. and Subsidiaries

BOARD OF DIRECTORS

TRIANGLE BANCORP AND TRIANGLE BANK

                         [TWO PHOTOGRAPHS APPEAR HERE]

STANDING, LEFT TO RIGHT:                             STANDING, LEFT TO RIGHT:

Willie S. Edwards                                    Charles H. Ashford Jr., M.D.
Real Estate Developer                                Physician
Washington                                           New Bern

J. Dal Snipes                                        Boyd W. Harris, III
President                                            Principal
Snipes Insurance Service, Inc.                       Harris, Harris & Company
Dunn                                                 Durham

N. Leo Daughtry                                      Michael A. Maxwell
Attorney                                             Senior Scientist
Daughtry, Woodard, Lawrence, and Starling            Environmental Protection Agency
Smithfield                                           Chapel Hill

N. Johnson Tilghman                                  George W. Holt
Partner                                              Executive Vice President, Retired
Tilghman & Butler                                    Triangle Bank
Garner                                               Whiteville

SEATED, LEFT  TO RIGHT:                              SEATED, LEFT  TO RIGHT:
Beverly B. Poston                                    Carole S. Anders
Executive Vice President                             Community Volunteer
Bahakel Communications, Inc.                         Raleigh
Charlotte
                                                     Patrick H. Pope
Wendell H. Murphy                                    Partner
Chairman and CEO                                     Pope & Tart
Murphy Family Farms                                  Dunn
Rose Hill

                     Triangle Bancorp, Inc. and Subsidiaries

                         [TWO PHOTOGRAPHS APPEAR HERE]

STANDING, LEFT TO RIGHT:         STANDING, LEFT TO RIGHT:          Edwin B. Borden (not pictured)
                                                                   President
Michael S. Patterson*            John A. Barker                    Borden Manufacturing Co.
Chairman, President and CEO      Consultant                        Goldsboro
Triangle Bank                    Rocky Mount
Triangle Bancorp, Inc.                                             Robert E. Bryan, Jr.* (not pictured)
Raleigh                          Robert L. Guthrie*                Chairman
                                 President and CEO                 Prime Express
William R. Pope                  Asura Corporation                 Fayetteville
President and CEO                Research Triangle Park
Pope's Distributing Company                                        David T. Clancy* (not pictured)
Coats                            Billy N. Quick, Sr.               President
                                 Executive Vice President          Clancy & Theys Construction Co.
Sydnor M. White, Jr.*            Triangle Bank                     Raleigh
President                        Oxford
Graham Realty, Inc.
Raleigh                          Charles J. Stewart
                                 Executive Vice President
Earl Johnson, Jr.*               Triangle Bank
Chairman                         Durham
Carolina Crane Corporation
Raleigh                          Seated, Left  to Right:
                                 J. Blount Williams*
Seated, Left  to Right:          President
James P. Godwin, Sr.             Alfred Williams & Company
President                        Raleigh
Godwin Manufacturing Co., Inc.
Dunn                             Edythe M. Poyner*
                                 President
John B. Harris, Jr.              Capital Land Investment Company
Retired                          Raleigh
Raleigh

                     Triangle Bancorp, Inc. and Subsidiaries

EXECUTIVE OFFICERS

TRIANGLE BANCORP AND TRIANGLE BANK

Michael S. Patterson                  Debra L. Lee                         Edward O. Wessell
Chairman,                             Executive Vice President             Executive Vice President
President and CEO                     Chief Financial Officer              Branch Administration

Robert E. Branch                      Steven R. Ogburn
Executive Vice President              Executive Vice President
Support Services                      Credit Administration



BOARD OF DIRECTORS

BANK OF MECKLENBURG


Helen C. Adams                        W. E. Bryant, Jr.                    Michael S. Patterson
President                             President                            Chairman, President
Helen Adams Realty                    Bryant & Clark Communications, Inc.  and CEO
                                                                           Triangle Bank
H. Perrin Anderson                    Aubrey J. Elam                       Triangle Bancorp, Inc.
Retired                               Managing General Partner
Anderson & Anderson, Inc.             Airport Park 160                     John T. Roper, M.D.
                                                                           Retired
R. Scott Anderson                     Dee-Dee W. Harris                    Orthopaedic Surgeon
President                             President
Bank of Mecklenburg                   Harris Land Company                  Paul J. Simon
                                                                           President
Stephen Bahakel                       Debra L. Lee                         Paul Simon Company
Vice President/Radio Division         Executive Vice President
Bahakel Communications, Inc.          Chief Financial Officer              Allan W. Singer
                                      Triangle Bank                        Attorney At Law
Carl. G. Belk                         Triangle Bancorp, Inc.               Mitchell, Rallings, Singer,
President                                                                  McGirt, Tissue, PLLC
Monroe Hardware

                     Triangle Bancorp, Inc. and Subsidiaries

                             SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of the shareholders of Triangle Bancorp, Inc. will be held on Tuesday, April 27, 1999, at the North Raleigh Hilton, Raleigh, NC at 10:00 AM.

Common Stock
At December 31, 1998, the Company had 25,183,597 shares of common stock outstanding which was held by approximately 8,000 shareholders of record. Beginning December 30, 1997, the Company's stock was listed on the New York Stock exchange under the ticker symbol TGL. Prior to December 30, 1997 the Company's stock was traded Over-the-Counter on the NASDAQ National Market under the ticker symbol TRBC.

Quarterly Common
Stock Prices and Dividends
The table below sets forth the range of high and low per share sales prices as reported by the NYSE from December 30, 1997 forward and by NASDAQ for prior periods. The table also sets forth per share dividend information for the period indicated.

Independent Accountants
PricewaterhouseCoopers LLP
Certified Public Accountants
150 Fayetteville Street Mall
Suite 2300
Raleigh, North Carolina 27601

Dividend Reinvestment
and Stock Purchase Plan
Triangle Bancorp, Inc. has a Dividend Reinvestment and Stock Purchase Plan which allows shareholders to reinvest dividends and buy additional stock in any amount up to $2,000 per quarter after they have made their initial purchase of stock. For further information and an application, contact our Stock Transfer Agent.

About This Report
The 1998 Annual Report is presented using a summary format intended to provide information regarding Triangle Bancorp, Inc.'s financial position and results of operations in a concise manner that will be meaningful and useful to our shareholders. The audited financial statements and detailed analytical schedules are contained in the Triangle Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1998.

Form 10-K
A copy of Triangle Bancorp, Inc.'s Form 10-K Annual Report to the Securities and Exchange Commission for 1998 will be furnished, without charge, upon written request to:
Investor Relations
Triangle Bancorp, Inc.
P.O. Box 31828
Raleigh, North Carolina 27622

Equal Opportunity Employer
As an equal opportunity employer, Triangle Bancorp, Inc. pledges to recruit, hire, train and promote persons in all job classifications, without regard to race, color, religion, sex, national origin, age, disability or veteran status.

Triangle Bancorp, Inc.
Corporate Headquarters
4300 Glenwood Avenue
Raleigh, NC 27612
(919) 881-0455

Stock Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948

                           1998                    1997
                    High    Low  Dividend  High    Low  Dividend
                    ----    ---  --------  ----    ---  --------
Fourth Quarter      19.75  14.88   0.09   23.92   16.33  0.07
Third Quarter       21.06  14.94   0.08   20.00   14.50  0.06
Second Quarter      20.92  18.75   0.08   15.00   12.33  0.06
First Quarter       23.58  19.38   0.07   13.67   10.67  0.06

                     [TRIANGLE BANCORP'S LOGO APPEARS HERE]


         POST OFFICE BOX 31828, RALEIGH, NC 27622, WWW.TRIANGLEBANK.COM